A.M. Best Company, Inc.



A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M. Best Europe Information Services Limited
(Board of Directors)
A.M. Best America Latina S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific Limited
(Board of Directors)
A.M. Best Asia-Pacific (Singapore) Pte. Ltd.
(Board of Directors)
A.M Best Europe Rating Services Limited
(Board of Directors)
A.M. Best (EU) Rating Services B.V.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure


A.M. Best Rating Services, Inc.
President AMBRS
EVP & COO AMBRS
Sr. Managing Director & CCO AMBRS, AMBAL
Sr. Managing Director & CIO Information Technology
EVP & CSO Strategy, Comunications
Sr. Managing Director & CFO (ex Americas) AMBERS
Sr Managing Director & CRO AMBRS
Managing Director Credit Rating Criteria
Sr. Director & CISO Information Security
Sr. Director Rating Operations
Sr. Director Data Management
Managing Director North American PC
Managing Director North American L/H
Managing Director Global Reinsurance & ILS
Managing Director PC, Life & Annuity Composite
Managing Director, Analytics AMBERS, AMBEU, AMBAP, AMBAPS
Managing Director Head of Data Strategy & Architecture
Sr. Director Rating Application Services
Sr. Director Corporate IT
Managing Director Business Development
Managing Director Industry Relations
Managing Director Market Dev & Information Services AMBERS
Managing Director Market Development AP AMBAPS
Managing Director Operations & Market Development, AMBAL
Sr. Managing Director HR & Internal Operations AMBERS
Managing Director International Compliance (ex Americas), AMBERS